UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):_____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

●	The Registrant’s Unaudited Results for the Third Quarter Ended October 1, 2010.
●	Changes in the Registrant’s board of directors.
●	Transaction in own shares.

EXHIBITS

Exhibit No.	Description
1.1	The Registrant’s Unaudited Results for the Third Quarter Ended October 1, 2010.
1.2	Changes in the Registrant’s board of directors.
1.3	Transaction in own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: October 27, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER
 ENDED 1 OCTOBER 2010

Robust financial results.
Strong design wins and new product momentum.

London: 27 October 2010: CSR plc (“CSR”) today reports third quarter results and is giving a strategy presentation to analysts setting out its future roadmap:

•	Robust third quarter financial performance: strong gross margins, EPS and cash generation.
•	Important design and platform wins in Bluetooth, Wi-Fi and GPS.
•	Connectivity platform partnership agreed with Infineon Technologies.
•	Fourth quarter revenue expected to be between $170m and $185m.
•	Increasing gross margin target from mid to high forties percentage.
•	Proposed introduction of a maiden dividend.

Third Quarter Financial Summary	Underlying*			IFRS
	Q3 2010	Q3 2009	Change	Q3 2010	Q3 2009	Change
Revenue	$222.1m	$209.9m	$12.2m	$222.1m	$209.9m	$12.2m
Gross margin	48.0%	45.3%	2.7%	47.4%	45.3%	2.1%
R&D expenditure	$43.7m	$46.2m	($2.5m)	$46.2m	$50.3m	($4.1m)
SG&A expenditure	$27.7m	$26.6m	$1.1m	$29.9m	$34.1m	($4.2m)
Operating profit	$35.3m	$22.2m	$13.1m	$29.2m	$10.6m	$18.6m
Diluted earnings per share	$0.19	$0.10	$0.09	$0.15	$0.05	$0.10
Net cash from operating activities	$46.3m	$2.7m	$43.6m	$46.3m	$2.7m	$43.6m

Commenting on third quarter performance, Joep van Beurden, Chief Executive Officer, said:

“We have delivered robust financial results for the third quarter. Compared with last year’s third quarter, revenues were up 6%, in spite of continuing caution in the macro economic outlook as mentioned previously and the ongoing capacity constraints we have seen affecting supply for some of our GPS products. Third quarter gross margin increased by over 2 percentage points, underlying earnings per share almost doubled and cash flow was excellent, with net cash up by $28 million in the quarter, even after using $12 million to buy-back shares.

“Our markets continue to expand and diversify, and this is reflected in the continuing growth of our Audio and Consumer and our Automotive and PND business units, which grew revenues year on year by 14% and 12% respectively in the third quarter in each case with strengthening margins. By comparison, our Handset business unit declined by three per cent, due to its relatively low exposure to the Smartphone segment. Our fourth quarter guidance reflects an expectation of these business unit trends.

 “For 2011 and beyond, we see many catalysts for sustained growth. Our design win traction is strong: CSR8000 and the Infineon platform partnership in handsets; strong performance by our lead customer in gaming; increasing penetration of GPS in consumer devices; the success of our PC partnerships and significant design wins across all our technologies in automotive.  Our strategy is driving improvements in margins as well, as we continue to diversify beyond handsets and deliver differentiated products.

“We are confident in our ability to drive sustained earnings growth. As such, we are today announcing the commencement of a dividend programme.  It is the Board’s current intention to propose to shareholders a maiden dividend in respect of the 2010 financial year, and then adopt a progressive policy going forward, reflecting the underlying growth in the business.”

Outlook

Our guidance for the fourth quarter reflects a continuation of the current macro economic trends, low exposure to Smartphones and capacity constraints in some of our GPS product lines. We therefore expect revenue to be between $170m and $185m. Beyond this year, we expect to continue growing revenues, as subdued growth in our Handset Business Unit will be out paced by strong growth in our other two business units.  In addition, we are raising our gross margin target and now expect gross margin to be maintained at the high 40s level.

Today CSR will be making a strategy presentation, reviewing the outlook for the fourth quarter and for 2011 and presenting a strong pipeline of new products and design wins.

Recent CSR Highlights

27/10/2010	Collaboration with Infineon Technologies to integrate CSR’s wireless connectivity onto multiple mobile phone platforms.
21/10/2010	Launch of BC6145 audio platform. Redefines consumer experience for mass-market mono Bluetooth headsets with High Definition voice and music streaming.
13/10/2010
Launch of CSR8000 connectivity platform. Significantly improves voice quality with wireless connected devices and extends the connected device ecosystem to include emerging Bluetooth low energy devices.

04/10/2010	Debut of CSR’s SiRFprimaAuto. Breaks new ground for connected auto-qualified infotainment and navigation platform.
22/09/2010	Launch of new CSR Harmony software platform. Gives PC users an uncomplicated and comprehensive wireless experience.
09/08/2010	CSR’s apt-X CODEC delivers CD-quality stereo wireless audio to Sennheiser Bluetooth enabled headphones.

Notes to Financial Summary Tables
Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.  A reconciliation of each underlying measure to the nearest IFRS measure is provided in notes 3 and 4 on page 19.

*Underlying results for Q3 2010 add back charges in cost of sales for amortisation of intangible assets (Q3 2010: $1.5 million; Q2 2010: $1.3 million; Q3 2009: $nil), in R&D for the amortisation of acquired intangible assets  (Q3 2010: $1.2 million; Q2 2010: $1.3 million; Q3 2009: $2.4 million) and share option charges (Q3 2010: $1.3 million; Q2 2010: $1.6 million; Q3 2009: $1.6 million) and in SG&A for amortisation of acquired intangible assets (Q3 2010: $0.9 million Q2 2010: $0.8 million; Q3 2009: $1.0 million), integration and restructuring charges (Q3 2010: $nil; Q2 2010: $nil; Q3 2009: $5.2 million), acquisition fees (Q3 2010: $0.4 million; Q2 2010: $nil; Q3 2009: $nil) and share option charges (Q3 2010: $0.9 million; Q2 2010: $1.2 million; Q3 2009: $1.3 million). Underlying diluted earnings per share also adds back the tax effects associated with these items.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

US Investors	UK Media
Mozes Communications LLC	FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113
Kristine Mozes	James Melville-Ross/ Haya Herbert Burns

UK Earnings Results and Analyst/Investor Day:

A presentation for UK analysts and investors will be held from 9.00am to 1:00pm UK time today at UBS, 1 Finsbury Avenue, London, EC2M 2PP.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com/results_webcast) from 9.00am to 1:00pm UK time on Wednesday 27th October 2010 and will be available to view on demand from approximately midnight UK time on Tuesday 2nd November 2010. A dial-in facility will be available as follows: United Kingdom dial-in: 0808 238 7387; United States dial-in: +1866 286 6998; rest of the world dial-in: +44 (0) 20 7906 8557.

The presentation will be available for audio replay on 0808 238 9699; Access Code: 275542#, or +44 (0)20 3364 5943 (outside of the UK), +1866 286 6997 (US Toll Free) from midnight UK time on Tuesday 2nd November 2010 for one week.

US Analyst/Investor Day:

For US analysts and investors a repeat of the analyst and investor day will take place in New York on  Monday 1st November from 9.00am to 1.00pm EST at the offices of UBS, 1285 Avenue of the Americas, New York.  If you would like to attend the US Analyst and Investor Day, please contact Kristine Mozes of Mozes Communications at kristine@mozescomm.com.

Operating Review

In the third quarter, our Audio and Consumer business unit grew year on year by 14% and our Automotive and PND business unit grew year on year by 12%.  As already mentioned, our Handset business unit declined by 3% year on year.

Our strategy is designed to continue driving revenue and margin growth across all our business units, and specifically to reposition our Handset business over time. We have a strong GPS portfolio and, with SiRFstarIV, we intend to grow our penetration in Smartphones.  While we expect slower growth in the overall feature phone market, we believe that CSR8000 and the Infineon Technologies platform deal, as well as our strong GPS capabilities, will allow us to maintain our significant position in this segment. For the overall phone market, CSR8000 with its market leading Bluetooth Low Energy and CSR6030, which will support Wi-Fi Direct, have exciting potential as those features are increasingly in demand.

Our position in audio, consumer, automotive and PNDs is excellent. Our automotive traction is strong, we are progressing well in gaming and our audio capabilities are well ahead of the competition. We see a particularly strong opportunity in the high-end audio segment where we enjoy a market share of more than 95%.

Moving into 2011 and 2012, our roadmap features differentiated discrete Bluetooth, Wi-Fi and GPS products and several combination chips that will bring these technologies together onto a single chip. All these products are designed on the 40nm node and are being developed for a range of platforms for the handset, audio, automotive and consumer electronics markets. We are especially excited about our Bluetooth Low Energy roadmap, where we see significant customer interest in a range of products such as remote controls, keyboards and mice.

We will present a more detailed overview of our roadmap during today’s strategy presentation.

Revenue	Q3 2010	Q3 2009	Change Q3 2010 to Q3 2009
Handsets	$90.9m	$94.0m	(3%)
Audio & Consumer	$68.2m	$59.8m	14%
Automotive & Personal Navigation Devices	$63.0m	$56.1m	12%
Total	$222.1m	$209.9m	6%

Handsets (41% of Q3’10 total revenue)

In the third quarter, revenue from the Handset Business Unit was $90.9m, down three percent from Q3 2009.  Growth in our Wi-Fi and GPS revenues were outweighed by a decline in Bluetooth revenues. The overall market growth in connectivity and location continues, both in Smartphones and feature phones.

Looking forward into 2011, we expect our recent design and platform wins to continue.  First, we recently announced our CSR8000 next-generation family of Bluetooth devices, the first of which, CSR8810, has been designed-in with two Tier One handset OEMs. We expect CSR8810 to be a very high volume product and shipping of the first phones with CSR8810 is imminent.

Second, we announced our platform partnership with Infineon Technologies. CSR’s Bluetooth and Wi-Fi have been optimised for two of Infineon’s high volume modem chips. Our partnership has the potential to drive significant volumes of Bluetooth and Wi-Fi in 2011 and beyond.  Third, we are seeing increasing design interest for SiRFstarIV from Tier One handset manufacturers in Korea and Japan.

Looking beyond 2011, our roadmap includes several exciting products, both discrete and combination parts. We plan to launch a Wi-Fi Direct supporting product soon, which offers market leading Wi-Fi features for both our Smartphone and feature phone customers. During 2011, we plan to launch SiRFstarV, a 40nm GNSS part with differentiated location performance. There is tangible interest among Smartphone OEMs keen to take advantage of SiRFstarV’s market leading features. We will also be launching a series of differentiated combination products targeting the Smartphone and feature phone markets.

Audio & Consumer (31% of Q3’10 total revenue)

Revenues during the third quarter were $68.2m, up 14 percent from Q3 2009. The increase was driven by continued growth in Bluetooth headsets, share gains in the PC market, strong growth in the gaming market (in preparation for a new controller launch) and strong growth in GPS adoption.  Bluetooth remains our primary technology in this segment, however, GPS penetration is on the rise as devices such as digital still cameras and personal media players implement location-based functionality to enhance the user experience.

As we look to 2011 and beyond, we expect growth to continue. The headset market continues to grow well, especially at the high end, where our position is strong. The apt-X acquisition has further enhanced our offering in this market, a perfect example being the recently launched Conrad Speaker Dock for iPods and iPhones which has our Bluetooth and apt-X codec for ultra high quality audio playback. In 2011, we plan to launch a new range of headset products that will further enhance the consumer experience. In the gaming market, we expect the recent strength we have seen from our lead customer to continue, and we are working hard to gain additional market share in this segment.

We continue to gain market share within the PC market with our partners.  As a result of this strategy to jointly develop Bluetooth and Wi-Fi combination solutions in conjunction with selected leading PC Wi-Fi providers, we are now shipping to two Tier One PC manufacturers, including HP.  Our ability to support Bluetooth 4.0’s “High Speed and Low Energy” functionality is an important competitive advantage.  Our Bluetooth IP deal with Intel that we announced earlier in the year is progressing well; initial revenue is expected from this solution in the first half of 2011. The small but growing tablet market is also another area of active focus for us and we have recently secured a design-win of Wi-Fi, Bluetooth and GPS for the latest tablet of a leading Japanese consumer electronic manufacturer.  In September, we announced CSR Harmony, an intelligent connectivity software stack that enables a seamless wireless experience for Windows®-based PCs, integrating Bluetooth v4.0 + High Speed, Wi-Fi and GPS functionality.  With CSR Harmony, users can synchronise data between their PC and mobile devices in a fraction of the time using the new Bluetooth High Speed protocol, and manufacturers can extend the battery life of Bluetooth accessories such as mice and keyboards from months to years using Bluetooth Low Energy.  We believe the combination of our leading Bluetooth solutions, partner relationships, and increasing connectivity attach rates in PCs position us well for significant growth and market share gains in the coming years.

In other consumer devices, our GPS solutions are selling well into markets where geo-tagging is gaining popularity. A recent design win at Ricoh in their G700SE camera has led to all three of our core technologies being used, as it has Bluetooth, GPS and Wi-Fi functionality.  In the third quarter we won a significant number of the new digital still camera designs.

Automotive & Personal Navigation Devices (28% of Q3’10 total revenue)

During the third quarter, demand was robust across the Automotive and PND Business Unit.  Sales into the automotive market grew well, reflecting increasing attach rates. PND sales in the developing world were also buoyant. Penetration rates for PNDs are still quite low in emerging economies.  As previously announced, revenue growth in the quarter was partially impacted by capacity constraints for some of our GPS products; we are actively taking steps to manage these supply constraints which we presently believe will continue to impact us into 2011.  Nevertheless, we grew our revenue to $63.0m, up 12 percent from Q3 2009.

Looking to 2011 and beyond, growth trends are strong. We continue to be the automotive connectivity and location market leader and we are currently shipping solutions to all the major car manufacturers.  Our strong Bluetooth leadership position is enabling us to expand our customer penetration in Wi-Fi and GPS as those technologies grow in importance in the car infotainment market.  This quarter, we won an additional Wi-Fi design from a U.S. car manufacturer’s European brand, and began shipping Wi-Fi samples to another automotive customer.

In GPS, SiRFprima for the automotive market is doing well and we expect SiRFprimaAuto, our first dedicated auto-qualified multifunction location platform, to help penetrate the automotive market further.  The AEC-Q100 qualified SiRFprimaAuto SoC with built-in GPS/GNSS is pre-integrated with our acclaimed automotive-grade wireless connectivity solutions and associated CSR Synergy connectivity host software, as well as SiRFDRive dead reckoning software. This facilitates easy integration, improves location performance and reduces the cost of product software design, debugging and testing.

Proposed Dividend Policy

Reflecting our confidence in the growth prospects and the strong underlying cash generation of the Company, the Board of CSR announces its intention to propose a maiden full year dividend in respect of the 2010 financial year. Subject to business performance and economic conditions, the Board believes an appropriate final dividend in respect of 2010 would be 4p per share, being 2/3 of a notional 6p full year dividend. The dividend would be payable following approval by the Company's shareholders at the AGM to be held in May 2011. The Board intends to adopt a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board would intend to pay dividends on a semi-annual basis.

Share buy-back programme

On 13th September 2010, the Board announced a share buy-back programme of up to $50m. The Company is significantly cash generative and has the financial flexibility both to act opportunistically for potential acquisitions that meet its strict investment criteria and to drive its organic development. In light of this and the return on capital opportunity implied by the prevailing share price, the Board initiated the share buy-back programme.  Prior to entering our close period on 2nd October 2010, we had purchased 3,020,000 of our ordinary shares. Market repurchases will recommence following today’s results.

Financial Review - Third Quarter ended 1 October 2010

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures, underlying SG&A expenditure, operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “Underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  The term “Underlying” is defined on page 2. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

Revenue

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %	Q2 2010	Change Q2 2010 to Q3 2010	Change %
Revenue	$222.1m	$209.9m	$12.2m	5.8%	$220.7m	$1.4m	0.6%
Top Five Customers	42%	36%	6%	N/A	40%	2%	N/A

Revenue increased almost 6% over the same quarter in 2009, with particularly strong growth in the Audio and Consumer and Automotive and PND business units.  In the Handset business unit, revenue declined reflecting limited exposure to the Smartphone segment.

Gross Profit

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %	Q2 2010	Change Q2 2010 to Q3 2010	Change %
Underlying Gross Profit	$106.7m	$95.0m	$11.7m	12.3%	$105.0m	$1.7m	1.6%
Gross Profit	$105.2m	$95.0m	$10.2m	10.7%	$103.6m	$1.6m	1.5%
Underlying Gross Margin	48.0%	45.3%	2.7%	N/A	47.5%	0.5%	N/A
Gross Margin	47.4%	45.3%	2.1%	N/A	47.0%	0.4%	N/A

Underlying gross margin increased to 48% from 45.3% in Q3 2009.  The increase resulted from a combination of revenue mix to the higher margin Audio and Consumer Business Unit and Automotive PND Business Unit, along with a higher proportion of GPS shipments.

Operating Expenses

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %	Q2 2010	Change Q2 2010 to Q3 2010	Change %
Underlying R&D expenditure	$43.7m	$46.2m	($2.5m)	(5.4%)	$52.3m	($8.6m)	(16.4%)
R&D expenditure	$46.2m	$50.3m	($4.1m)	(8.2%)	$55.2m	($9.0m)	(16.3%)
Underlying SG&A expenditure	$27.7m	$26.6m	$1.1m	4.1%	$28.6m	($0.9m)	(3.1%)
SG&A expenditure	$29.9m	$34.1m	($4.2m)	(12.3%)	$30.7m	($0.8m)	(2.6%)
Share-based payment charges	$2.2m	$2.9m	($0.7m)	(24.1%)	$2.8m	($0.6m)	(21.4%)

Underlying R&D and SG&A expenses both decreased compared to Q3 2009, due to the timing of various expenses. We expect underlying R&D and SG&A expenses for the full year to be between $290m - $300m.

Operating Result

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Q2 2010	Change Q2 2010 to Q3 2010
Underlying operating profit	$35.3m	$22.2m	$13.1m	$24.0m	$11.3m
Operating profit	$29.2m	$10.6m	$18.6m	$17.7m	$11.5m
Underlying operating margin	15.9%	10.6%	5.3%	10.9%	5.0%
Operating margin	13.1%	5.0%	8.1%	8.0%	5.1%

Underlying operating profit increased significantly, as a result of the higher revenue and gross margin and lower operating expenses.  The underlying operating margin was also significantly higher at over 15%.

Investment Income and Finance income (expense)

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %	Q2 2010	Change Q2 2010 to Q3 2010	Change %
Investment income	$0.2m	$0.5m	($0.3m)	(60%)	$0.3m	($0.1m)	(33.3%)
Finance income/ (expense)	$1.1m	($0.4m)	$1.5m	N/A	($0.2m)	$1.3m	N/A

Our investment income remained low during the period, as interest rates continue to be very low globally. Finance income reflects exchange gains on non-U.S. dollar cash balances.

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2010 has been set at $1.55 (2009: $1.93).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance at an average rate of 1.551. The expected average rate for 2011 is 1.544.

Tax

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Q2 2010	Change Q2 2010 to Q3 2010
Profit before taxation	$30.5m	$10.7m	$19.8m	$17.8m	$12.7m
Underlying tax charge	$2.8m	$0.7m	($2.1m)	$2.9m	($0.1m)
Tax charge	$3.1m	$2.2m	($0.9m)	$4.4m	($1.3m)
Underlying effective tax rate	7.5%	3.1%	N/A	12.0%	N/A
Effective tax rate	10.3%	20.1%	N/A	25.0%	N/A

Our underlying effective tax rate for the quarter was 7.5% which reflects the 28% U.K. statutory rate, reduced for the benefit of R&D tax credits and a greater than anticipated benefit from lower tax rates in other jurisdictions.

Our effective tax rate was 10.3% in the quarter, reflecting the U.K. statutory rate, reduced for the benefit of R&D tax credits and a greater than anticipated benefit from lower tax rates in other jurisdictions.

Ongoing expectations are for a low cash tax rate due to our expected ability to utilise tax losses. We currently expect the underlying effective rate in Q4 2010 to be consistent with the 9.4% underlying effective rate experienced in the nine months to 1 October 2010.  We expect an underlying effective rate in the low twenty percentage range in 2011 and beyond.

Earnings

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %	Q2 2010	Change Q2 2010 to Q3 2010	Change %
Underlying diluted earnings (loss) per share	$0.19	$0.10	$0.09	N/A	$0.12	$0.07	N/A
Diluted earnings (loss) per share	$0.15	$0.05	$0.10	N/A	$0.07	$0.08	N/A

Underlying diluted earnings per share improved significantly from a year earlier, reflecting the increase in revenue, gross margin and a lower effective tax rate.

Cash

	Q3 2010	Q3 2009	Change Q3 2009 to Q3 2010	Change %
Cash, cash equivalents and treasury deposits	$457.5m	$395.8m	$61.7m	15.6%
Net cash from operating activities	$46.3m	$2.7m	$43.6m	N/A

Cash increased to $457.5m during Q3 2010, as a result of strong operating cash flow performance and a tax refund of $8.7m, which more than offset the $12m outflow on the share buy-back.

Balance Sheet

	1 October 2010 (Q3 2010)	2 October 2009 (Q3 2009)	Change Q3 2009 to Q3 2010	Change %	2 July 2010 (Q2 2010)	Change Q2 2010 to Q3 2010	Change %
Inventory	$91.6m	$79.4m	$12.2m	15.4%	$90.9m	$0.7m	0.7%
Inventory days (for quarter ended)	72	63	9	N/A	72	-	N/A
Trade Receivables	$96.6m	$91.9m	$4.7m	5.1%	$99.2m	($2.6m)	2.6%
Days’ sales outstanding	37	38	(1)	N/A	41	(4)	N/A

Working capital remains under control, with both inventory and receivables in line with long-term objectives. Inventory levels compared to Q3 2009 have moved into line with long-term seasonal levels.

People

Overall headcount was 1,505 as at 1 October 2010 (end Q2 2010: 1,444, end Q3 2009: 1,351).  Headcount has increased in Q3 2010, primarily through the addition of heads in the UK and India.

Litigation status update

There are multiple cases relating to the overall patent litigation between us and Broadcom:

One case, originally filed by Broadcom in 2008 in the U.S. District Court, is scheduled for trial in January 2011.

Also in the U.S. District Court, originally dating back to 2006, another case has recently been scheduled for trial in 2012.  Broadcom recently added patents from the prior U.S. International Trade Commission (the “ITC”) litigation against SiRF to this case.  The U.S. Patent and Trademark Office (the “USPTO”) recently issued formal Office Actions with initial rejections of all patent claims of all patents previously asserted by Broadcom in the ITC against SiRF and now asserted against CSR.

Also, Broadcom filed a complaint with the U.S. International Trade Commission (the “ITC”) initiating formal enforcement proceedings against CSR including allegations that the ITC’s final orders have been violated.  In response, CSR has filed with the ITC a motion for sanctions against Broadcom for vexatious litigation. The ITC has not yet set a schedule with respect to these matters.

In response to Broadcom’s actions, CSR asserted multiple patents against a range of Broadcom products in the U.S. District Court in California.  Broadcom has denied the allegations and asserted additional patents that embrace certain of our Bluetooth and GPS products. Also, CSR filed a motion for preliminary injunction against a range of Broadcom products-in-suit and has asked the U.S. District Court to hear the preliminary injunction motion on 20 December 2010.   The Court has not set a date for trial in this case.

Also, CSR asserted additional patents against a range of Broadcom products in the U.S. District Court in Delaware.

As previously disclosed, Wi-LAN, a prolific patent litigation business, filed a patent infringement complaint involving Bluetooth products in the U.S. District Court against numerous prominent companies in the technology industry, and in the second quarter amended the complaint to include us.  During the third quarter, we filed our answer to the amended complaint denying the allegations by Wi-LAN.  A trial date has not been set.

We recognise the possibility that Broadcom or third parties, including Wi-LAN or other patent litigation businesses, may pursue new or additional litigation making allegations against us and additional allegations before the courts, the ITC or in other venues.

We will continue to take appropriate steps to deal with any claims that may be made. No provision has been made in these financial statements because it is not possible to make a reliable estimate of the outcome of this litigation.

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the acquisition of APT Licensing Ltd (the ‘acquisition’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties.  These factors include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated, a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in the Annual Report and Financial Statements for the 52 weeks ended 1 January 2010, including, without limitation, under the heading “Risk Factors.”

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Condensed consolidated income statement

	Note	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue		222,057	220,724	615,807	209,870	403,322	601,399
Underlying cost of sales		(115,367)	(115,771)	(323,622)	(114,865)	(228,662)	(333,099)
Amortisation of acquired intangible assets		(1,494)	(1,321)	(4,136)	-	-	-
Cost of sales		(116,861)	(117,092)	(327,758)	(114,865)	(228,662)	(333,099)

Gross profit	3	105,196	103,632	288,049	95,005	174,660	268,300
Underlying research and development		(43,705)	(52,322)	(139,741)	(46,238)	(112,220)	(155,462)
Share option charges		(1,288)	(1,587)	(4,638)	(1,633)	(5,357)	(6,763)
Amortisation of acquired intangible assets		(1,200)	(1,281)	(3,767)	(2,449)	(4,987)	(7,488)
Research and development		(46,193)	(55,190)	(148,146)	(50,320)	(122,564)	(169,713)

Underlying selling, general and administrative		(27,655)	(28,612)	(81,608)	(26,616)	(61,335)	(85,905)
Share option charges		(907)	(1,242)	(3,479)	(1,254)	(3,967)	(3,818)
Amortisation of acquired intangible assets		(891)	(844)	(2,579)	(1,029)	(1,029)	(1,979)
Acquisition fees		(397)	-	(397)	-	(10,572)	(10,572)
Integration and restructuring		-	-	-	(5,232)	(12,132)	(12,227)
Selling, general and administrative		(29,850)	(30,698)	(88,063)	(34,131)	(89,035)	(114,501)

Operating profit (loss)	4	29,153	17,744	51,840	10,554	(36,939)	(15,914)
Investment income		222	263	642	538	1,737	1,915
Finance income (expense)		1,125	(221)	157	(389)	(933)	(243)

Profit (loss) before tax		30,500	17,786	52,639	10,703	(36,135)	(14,242)

Tax		(3,147)	(4,447)	(8,680)	(2,153)	4,401	2,933

Profit (loss) for the period		27,353	13,339	43,959	8,550	(31,734)	(11,309)

Earnings (loss) per share		$	$	$	$	$	$
Basic	6	0.15	0.07	0.25	0.05	(0.22)	(0.07)
Underlying diluted (unaudited in all periods)	6	0.19	0.12	0.35	0.10	0.04	0.20
Diluted	6	0.15	0.07	0.24	0.05	(0.22)	(0.07)

Condensed consolidated statement of comprehensive income

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	27,353	13,339	43,959	8,550	(31,734)	(11,309)
Other comprehensive income
Gain (loss) on cash flow hedges	5,706	(1,749)	(1,856)	3,650	29,303	34,228
Net tax on cash flow hedges in equity	(1,598)	490	520	(1,022)	(8,294)	(9,589)
Transferred to income statement in respect of cash flow hedges	509	1,147	447	(1,075)	(4,755)	(5,463)
Tax on items transferred from equity	(143)	(321)	(125)	301	1,331	1,530

Total comprehensive income (loss) for the period	31,827	12,906	42,945	10,404	(14,149)	9,397

Condensed consolidated balance sheet

	1 October 2010	2 July 2010	1 January 2010	2 October 2009
	(unaudited)	(reviewed)	(audited)	(unaudited)
	$’000	$’000	$ $’000	$’000
Non-current assets
Goodwill	224,650	221,451	221,451	224,581
Other intangible assets	39,651	40,977	44,974	46,676
Property, plant and equipment	31,556	34,495	40,551	42,038
Investments	1,000	-	-	-
Deferred tax asset	4,134	5,946	4,341	6,938
	__________	__________	__________	__________
	300,991	302,869	311,317	320,233
	__________	__________	__________	__________
Current assets
Inventory	91,605	90,878	72,345	79,407
Derivative financial instruments	2,799	183	2,397	1,771
Trade and other receivables	112,871	112,655	99,347	105,028
Corporation tax debtor	5,777	13,086	5,433	1,726
Treasury deposits and investments	242,534	279,007	241,763	219,686
Cash and cash equivalents	214,952	150,093	170,601	176,074
	__________	__________	__________	__________
	670,538	645,902	591,886	583,692
	__________	__________	__________	__________
Total assets	971,529	948,771	903,203	903,925
	__________	__________	__________	__________
Current liabilities
Trade and other payables	132,285	128,489	116,366	137,721
Current tax liabilities	7,492	3,462	1,332	2,588
Obligations under finance leases	318	301	326	322
Derivative financial instruments	788	4,564	230	4,529
Provisions	4,700	4,527	8,122	4,673
Contingent consideration	-	-	-	7,000
	__________	__________	__________	__________
	145,583	141,343	126,376	156,833
	__________	__________	__________	__________
Net current assets	524,955	504,559	465,510	426,859
	__________	__________	__________	__________
Non-current liabilities
Contingent consideration	1,554	-	-	-
Long-term provisions	1,543	1,956	2,716	3,068
Obligations under finance leases	-	-	-	320
	__________	__________	__________	__________
	3,097	1,956	2,716	3,388
	__________	__________	__________	__________
Total liabilities	148,680	143,299	129,092	160,221
	__________	__________	__________	__________
Net assets	822,849	805,472	774,111	743,704
	__________	__________	__________	__________
Equity
Share capital	322	321	318	317
Share premium account	368,020	367,533	363,032	362,334
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Employee Benefit Trust Reserve	(39,966)	(40,224)	(40,224)	(40,224)
Treasury shares	(16,656)	-	-	-
Hedging reserve	2,096	(4,119)	3,505	(712)
Share based payment reserve	56,419	54,351	48,446	47,189
Tax reserve	43,218	45,403	33,433	29,624
Retained earnings	346,872	319,683	303,077	282,652
	__________	__________	__________	__________
Total equity	822,849	805,472	774,111	743,704

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	-	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-	-	43,959	43,959
Other comprehensive (loss) income for the period	-	-	-	-	-	-	(1,409)	-	395	-	(1,014)
	_________	_______	_________	_______	_________	_________	_______	_______	_______	_________	_______
Total comprehensive (loss) income for the period	-	-	-	-	-	-	(1,409)	-	395	43,959	42,945
Share issues	4	4,988	-	-	-		-	-	-	-	4,992
Shares issued from Employee Benefit Trust	-	-	-	-	258	-	-	-	-	(164)	94
Purchase of Treasury Shares	-	-	-	-	-	(16,656)	-	-	-	-	(16,656)
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	-	7,973	-	-	7,973
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	-	8,646	-	8,646
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	-	744	-	744
	_________	_______	_________	_______	_________	_________	_______	_______	_______	_________	_______
At 1 October 2010	322	368,020	950	61,574	(39,966)	(16,656)	2,096	56,419	43,218	346,872	822,849

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(11,309)	(11,309)
Other comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	-	20,706
	______	______	______	______	________	________	______	________	_______	_________
Total comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	(11,309)	9,397
Share issues	80	271,584	-	-	-	-	-	-	-	271,664
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	10,581	-	-	10,581
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	2,648	-	2,648
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	3,074	-	3,074
	______	______	______	______	________	________	______	________	________	_________
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(31,734)	(31,734)
Other comprehensive (loss) income for the period	-	-	-	-	-	24,548	-	(6,963)	-	17,585
	_________	_______	_________	_______	_________	_______	_________	_________	_________	_______
Total comprehensive income (loss) for the period	-	-	-	-	-	24,548	-	(6,963)	(31,734)	(14,149)
Share issues	79	270,886	-	-	-	-	-	-	-	270,965
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	9,324	-	-	9,324
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	817	-	817
	_________	_______	_________	_______	_________	_______	_________	_________	_________	_______
At 2 October 2009	317	362,334	950	61,574	(40,224)	(712)	47,189	29,624	282,652	743,704

Condensed consolidated cash flow statement

		Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$'000	$'000	$'000	$'000	$'000	$'000
Net cash from operating activities	7	46,313	24,428	68,028	2,678	29,310	50,233
		__________	__________	__________	__________	__________	__________
Investing activities
Interest received		213	230	614	989	1,972	2,307
Purchase of treasury deposits, net of treasury deposits acquired with subsidiary		36,473	(10,011)	(771)	45,284	(93,716)	(115,793)
Purchases of property, plant and equipment		(810)	(2,433)	(4,835)	(1,473)	(4,828)	(7,528)
Purchases of intangible assets		(1,832)	(1,631)	(6,737)	(1,350)	(2,574)	(5,799)
Acquisition of subsidiaries		(1,902)	-	(1,902)	-	66,489	66,489
Purchase of investment		(1,000)	-	(1,000)	-	-	-
		__________	__________	__________	__________	__________	__________
Net cash from (used in) investing activities		31,142	(13,845)	(14,631)	43,450	(32,657)	(60,324)
		__________	__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		-	-	-	-	(897)	(1,282)
Repayment of borrowings		(2,041)	-	(2,041)	-	-	-
Proceeds on issue of shares		338	935	4,916	(1,236)	(559)	66
Proceeds on issue of shares from Employee Benefit trust		38	-	38	-	-	-
Purchase of treasury shares		(12,026)	-	(12,026)	-	-	-
		__________	__________	__________	__________	__________	__________
Net cash (used in) from financing activities		(13,691)	935	(9,113)	(1,236)	(1,456)	(1,216)
		__________	__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		63,764	11,518	44,284	44,892	(4,803)	(11,307)

Cash and cash equivalents at beginning of period		150,093	139,140	170,601	131,413	180,898	180,898

Effect of foreign exchange rate changes		1,095	(565)	67	(231)	(21)	1,010
		__________	__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		214,952	150,093	214,952	176,074	176,074	170,601

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 1 January 2010. This financial information should be read in conjunction with the Group’s consolidated balance sheet as of 1 January 2010 and the related consolidated Income Statement and Cash Flow Statements for the year ended 1 January 2010.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 1 January 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies.  The auditors’ report on the accounts for the 52 weeks ended 1 January 2010 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

The financial information for the quarters Q3 2010, Q2 2010 and Q3 2009 is unaudited, along with the nine months ended 1 October 2010 and the nine months ended 2 October 2009.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2010	13 weeks	3 July 2010 to 1 October 2010
Q2 2010	13 weeks	3 April 2010 to 2 July 2010
9 Months 2010	39 weeks	2 January 2010 to 1 October 2010
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
9 Months 2009	39 weeks	3 January 2009 to 2 October 2009
2009	52 weeks	3 January 2009 to 1 January 2010

2.	Changes in share capital

In Q3 2010 231,684 new ordinary shares were issued for employee option exercises. Consideration was $488,000 at a premium of $487,000.  In addition, 37,772 ordinary shares were issued from the Employee Benefit Trust in Q3 2010 to satisfy employee option exercises.  This is the first quarter in which the shares held by the Employee Benefit Trust have been used to satisfy employee option exercises.

In the 9 months ended 1 October 2010, 2,456,676 ordinary shares were issued for employee option exercises. Consideration was $4,992,000 at a premium of $4,988,000.

During Q3 2010, CSR plc purchased 3,020,000 ordinary shares, all of which were held in treasury at 1 October 2010.

As at 1 October 2010 there were 181,726,786 shares in issue. This figure is after adjusting for 3,020,000 ordinary shares currently held by CSR plc in treasury.

Non GAAP Disclosure. The following tables include non-GAAP measures. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation.  These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

3.	Reconciliation of gross profit to underlying gross profit

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$'000	$'000	$'000	$'000	$'000	$'000
Gross profit	105,196	103,632	288,049	95,005	174,660	268,300
Add back:
Amortisation of acquired intangible assets	1,494	1,321	4,136	-	-	-

Underlying* gross profit	106,690	104,953	292,185	95,005	174,660	268,300

*The term ‘Underlying’ is defined on page 2.

4.	Reconciliation of operating profit (loss) to underlying operating profit

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$'000	$'000	$'000	$'000	$'000	$'000
Operating profit (loss)	29,153	17,744	51,840	10,554	(36,939)	(15,914)
Add back:
Share option charges	2,195	2,829	8,117	2,887	9,324	10,581
Acquisition fees	397	-	397	-	10,572	10,572
Integration and restructuring	-	-	-	5,232	12,132	12,227
Amortisation of acquired intangible assets	3,585	3,446	10,482	3,478	6,016	9,467

Underlying* operating profit	35,330	24,019	70,836	22,151	1,105	26,933

*The term ‘Underlying’ is defined on page 2.

5.	Amortisation of intangibles

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Included within:	$'000	$'000	$'000	$'000	$'000	$'000
Cost of sales	1,494	1,321	4,136	-	-	-
Research and development	1,200	1,281	3,767	2,449	4,987	7,488
Selling, general and administrative	891	844	2,579	1,029	1,029	1,979

Amortisation of acquired intangibles	3,585	3,446	10,482	3,478	6,016	9,467

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets, sales of which started in 2010. Amortisation of acquired intangibles not yet utilised in products being sold is recognized as part of Research and Development.

6.	Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q3 2010	179,638,339	182,522,892
Q2 2010	179,394,867	182,907,676
9 Months 2010	179,036,574	182,964,349
Q3 2009	176,980,880	182,410,823
9 Months 2009	146,120,607	149,684,182
2009	153,927,671	157,448,170

*Share options are only treated as dilutive where the result after taxation is a profit.

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Earnings	$'000	$'000	$'000	$’000	$’000	$’000

Profit (loss) for the period	27,353	13,339	43,959	8,550	(31,734)	(11,309)
Add back:
Share option charges	2,195	2,829	8,117	2,887	9,324	10,581
Acquisition fees, net of tax	286	-	286	-	10,572	10,572
Integration and restructuring, net of tax	-	-	-	3,768	8,738	8,807
Deferred tax adjustment on previous acquisitions	-	-	-	-	2,946	2,946
Tax charges related to share options	501	1,567	2,068	-	-	-
Amortisation of acquired intangibles, net of tax	3,585	3,446	10,482	3,478	5,680	9,131
	_________	_________	_________	_________	_________	_________
Underlying profit for the period	33,920	21,181	64,912	18,683	5,526	30,728

Earnings (loss) per share	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$	$	$	$	$	$
Basic	0.15	0.07	0.25	0.05	(0.22)	(0.07)

Diluted	0.15	0.07	0.24	0.05	(0.22)	(0.07)
Add back:
Share option charges	0.01	0.02	0.04	0.01	0.06	0.07
Integration and restructuring, net of tax	-	-	-	0.02	0.06	0.05
Deferred tax adjustment on previous acquisitions	-	-	-	-	0.02	0.02
Tax charges related to share options	0.01	0.01	0.01	-	-	-
Acquisition fees, net of tax	-	-	-	-	0.08	0.07
Amortisation of acquired intangibles, net of tax	0.02	0.02	0.06	0.02	0.04	0.06

Underlying diluted	0.19	0.12	0.35	0.10	0.04	0.20
	__________	__________	__________	__________	__________	__________

7.	Reconciliation of net profit (loss) to net cash from operating activities

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	27,353	13,339	43,959	8,550	(31,734)	(11,309)
Adjustments for:
Investment income	(222)	(263)	(642)	(538)	(1,737)	(1,915)
Finance (income) costs	(1,125)	221	(157)	389	933	243
Income tax expense (credit)	3,147	4,447	8,680	2,153	(4,401)	(2,933)
Change in fair value of investments	195	442	637	-	-	-
Amortisation of intangible assets	4,636	4,210	13,277	4,021	7,690	11,860
Depreciation of property, plant and equipment	4,492	4,916	14,505	4,784	13,787	18,383
Loss on disposal of property, plant and equipment and intangible fixed assets	102	124	242	-	487	503
Share option charges	2,068	2,829	7,990	2,888	9,324	10,581
(Decrease) increase in provisions	(240)	(623)	(1,605)	2,545	1,216	4,313
	__________	_________	_________	_________	_________	__________
Operating cash flows before movements in working capital	40,406	29,642	86,886	24,792	(4,435)	29,726

(Increase) decrease in inventories	(727)	(5,713)	(19,260)	(11,646)	1,617	8,679
Decrease (increase) in receivables	170	(3,544)	(13,677)	(16,268)	(1,393)	3,642
(Decrease) increase in payables	(1,674)	4,084	6,474	6,063	33,038	8,233
	__________	_________	_________	_________	_________	__________
Cash generated by operations	38,175	24,469	60,423	2,941	28,827	50,280

Foreign tax paid	(306)	(228)	(909)	(221)	(594)	(782)
UK Corporation tax received	8,691	-	8,691	-	-	-
Interest paid	(247)	(108)	(472)	(158)	(910)	(1,252)
R&D tax credit received	-	295	295	116	1,987	1,987
	__________	_________	_________	_________	_________	__________
Net cash inflow from operating activities	46,313	24,428	68,028	2,678	29,310	50,233
	__________	_________	_________	_________	_________	__________

8.	Acquisition of subsidiary – APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9 million.  The acquisition will enhance CSR’s technical capability in audio codecs and strengthen the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed
$’000
Deferred tax asset recognised in relation to tax losses on acquisition	681
Financial assets	813
Property, plant and equipment	117
Intangible assets	1,819
Financial liabilities	(2,760)

670

Goodwill	3,200

Total consideration	3,870

Satisfied by:
Cash	2,330
Contingent consideration arrangement	1,540

Total consideration transferred	3,870

Net cash outflow arising on acquisition
Cash consideration	(2,330)
Cash and cash equivalents acquired	428

(1,902)

At 20 July 2010, APT had borrowings of $2.0 million which CSR repaid immediately on acquisition.

Exhibit 1.2

Board Changes

RNS Number: 0564V
CSR plc
27 October 2010

27 October 2010

CSR plc
Board Changes

CSR plc ("CSR" or "the Company") announces that Ms Teresa Vega has been appointed a non-executive director of the Company with immediate effect. Also with immediate effect
Mr Diosdado (Dado) Banatao, a non-executive director, is standing down from the Board.

Ms Vega has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc, where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc, where she served as Chief Operating Officer of the wireless infrastructure unit for six years. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches.

Ms Vega is presently non-executive chairman of UK-based Cambridge Broadband Networks Limited, and is also non-executive chairman of Arieso Ltd (Newbury, UK). More recently she has been appointed as non-executive chairman of ip.access Limited, also based in Cambridge.

Ron Mackintosh, chairman of CSR said "I am delighted to welcome Terry to CSR. She has extensive experience of working in organisations delivering world leading solutions in the competitive wireless technology sector. Terry's capabilities and experience will further strengthen our board".

"Separately, on behalf of the Board, I would like to record our thanks and appreciation to Dado who is standing down as a non-executive director. Dado joined our board following the acquisition of SiRF last year, where he was an investor and also had served as non-executive chairman. Dado was a pivotal member of the process which both enabled the acquisition and the subsequent smooth integration of our two companies. His insightful and extensive knowledge of our industry drawn from a combination of his considerable technical and entrepreneurial experience in the semiconductor sector has been immensely valuable."

Ends
Enquiries:

Will Gardiner / Scott Richardson Brown
CSR                             +44 (0) 1223 692 000

James Melville-Ross / Haya Herbert-Burns
FD                                +44 (0) 20 7831 3113

US Investors

Mozes Communications LLC
Kristine Mozes              +1 781 652 8875

This information is provided by RNS
The company news service from the London Stock Exchange
END
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Exhibit 1.3

Transaction in Own Shares

RNS Number: 1218V
CSR plc
27 October 2010

27 October 2010

CSR plc ("CSR")

Purchase of own shares

On Wednesday 27 October 2010, CSR purchased 102,000 ordinary shares of 0.1p each at prices between 304.9p and 313.50p per share of which 102,000 ordinary shares are being held in treasury. This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 3,122,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 181,716,213 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director            Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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